15048063

RECEIVED FEB 2 7 201 SEC MAIL PROCESSING SECTION WASH. D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvest Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Benedum-Trees Building, 223 Fourth Avenue
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350	Bridgeville	PA	15017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/10

OATH OR AFFIRMATION

I, Frank D. Ruscetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvest Financial Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
F. David Ruscetti, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Aug. 14, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harvest Financial Corporation

Financial Statements
and Supplementary Information

Year Ended
December 31, 2014

Harvest Financial Corporation

Financial Statements
and Supplementary Information

Year Ended
December 31, 2014

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying financial statements of Harvest Financial Corporation (a Pennsylvania corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. Harvest Financial Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Harvest Financial Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computations of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Harvest Financial Corporation's financial statements. This supplementary information is the responsibility of Harvest Financial Corporation's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Damratoski & Company PC
Certified Public Accountants

February 24, 2015

Financial Statements

Harvest Financial Corporation

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	87,731
Receivable from clearing organization		38,041
Receivable from non-customers		10,916
Prepaid expenses		26,835
Fixed Assets, net of accumulated depreciation and amortization of $4,184		36,270
Deferred income tax asset		15,500
	$	215,293

See Notes to Financial Statements.

Liabilities and Stockholders' Equity

Liabilities:		
Commissions payable	$	83,262
Accrued expenses		11,320
Total Liabilities		94,582
Stockholders' Equity:		
Common stock, no par or stated value; 400,000 shares authorized, 227,488 issued and outstanding		135,285
Additional paid-in capital		28,803
Accumulated deficit		(43,377)
		120,711
	$	215,293

Harvest Financial Corporation

Statement of Operations

Year Ended
December 31, 2014

Revenues:	
Commission revenues	$ 1,327,594
Other revenues	42,984
Interest income	313
	1,370,891
Operating Expenses:	
Selling expenses	84,571
Rent	70,371
Communications & Data Processing	21,568
Total Employment Costs	1,174,321
General and administrative expenses	32,992
Depreciation and Amortization expense	4,184
	1,388,007
Net Income (Loss) Before Income Taxes	(17,116)
Income Taxes	(3,100)
Net Income (Loss)	$ (14,016)

See Notes to Financial Statements.

Harvest Financial Corporation

Statement of Changes
in Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 2013	$ 135,285	$ 28,803	$ (29,361)	$ 134,727
Net Income (Loss)			(14,016)	(14,016)
Balance, December 31, 2014	$ 135,285	$ 28,803	$ (43,377)	$ 120,711

See Notes to Financial Statements.

Harvest Financial Corporation

Statement of Cash Flows

Year Ended
December 31, 2014

Increase (Decrease) In Cash	
Cash flows from operating activities:	
Net income (loss)	$ (14,016)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation and Amortization expense	4,184
Deferred income taxes	(3,100)
(Increase) decrease in:	
Receivable from clearing organization	5,326
Receivable from non-customers	(7,264)
Other receivable	75,000
Prepaid expenses	(4,417)
Increase (decrease) in:	
Commissions payable	8,095
Accrued expenses	997
Net cash provided (used) by operating activities	64,805
Cash flows from investing activities:	
Capital expenditures	(40,454)
Net cash provided (used) by investing activities	(40,454)
Net Increase (Decrease) in Cash	24,351
Cash, beginning of year	63,380
Cash, end of year	$ 87,731

See Notes to Financial Statements.

A. Organization and Nature of Business

Harvest Financial Corporation (Company) was organized on March 13, 1981 and incorporated under the laws of Pennsylvania. The Company is a full-service brokerage and investment management firm headquartered in Pittsburgh, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Fully Disclosed Basis. The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2014, upon which the Clearing Broker pays interest at prevailing rates. As of December 31, 2014, the clearing deposit account amounted to $25,018 and is included in cash on the statement of financial condition.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deem uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

B. Summary of Significant Accounting Policies (Continued)

Cash Equivalents. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Capitalization and Depreciation. Fixed assets were stated at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line method.

Advertising. The Company expenses the cost of advertising as incurred. Advertising expense was $2,141 for the year ended December 31, 2014.

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for operating loss carryforwards that are available to offset future taxable income.

Date of Management's Review. The Company has evaluated subsequent events through February 24, 2015, which is the date the financial statements were available to be issued.

C. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2014, the Company did not exceed the insured limit.

D. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the computation, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2014, the Company had net capital of $42,106, and a net capital ratio (aggregate indebtedness divided by net capital) of 2.25 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2014, there were no material differences.

E. Regulatory Filings

The Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

F. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

For federal income tax purposes, the Company has a net operating loss carryforward at December 31, 2014 of approximately $51,900. For state income tax purposes, the Company has net operating loss carryforwards at December 31, 2014 of approximately $83,500, that may be offset against future taxable income. The Company estimates that the entire amount of both federal and state net operating loss carryforwards will be utilized prior to expiration beginning in 2022. At December 31, 2014, deferred assets of $16,100, have been recognized.

A deferred tax liability results from a timing difference due to using the modified accelerated cost recovery system for tax purposes versus the straight line method for financial statement reporting.

Deferred tax assets and liabilities consist of the following:

Deferred tax asset	$	16,100
Deferred tax liability		(600)
Net deferred tax asset	$	15,500

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2014, the Company's open audit periods are 2011 through 2014 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

F. Income Taxes (Continued)

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are only 50% deductible for Federal and state income tax purposes.

The provision of income taxes in the Statement of Operations consists of the following:

Deferred Taxes:		
Tax benefit of net operating loss carryforward	$	(3,700)
Federal		300
State		300
	$	(3,100)

G. Pension Plan

The Company has a defined contribution 401(k) pension plan which covers all of its employees. Total pension cost amounted to $1,920 for the year ended December 31, 2014.

H. Lease Commitments

The company leased office space (2,800 square feet and 4 parking spaces) under a non-cancellable operating lease which provided for monthly lease payments of $4,200 (office) and $350 (parking), not including an annual operating cost adjustment. However, on November 18, 2013, the Company entered into a Lease Termination Agreement with the lessor which provided a one-time payment of $75,000 to the Company in complete satisfaction of any claims against the lessor for costs or damages arising out of the companies early termination of the lease and vacation of the leased premises on or before March 1, 2014. For the year ended December 31, 2014, rent expense under this lease amounted to $10,827.

In addition, the Company was reimbursed $20,729 for the year ended December 31, 2014, by DiBiase & Ruscetti Associates, Inc. a corporation owned by two shareholders of the Company, for the use of its office space.

H. Lease Commitments (Continued)

The Company currently leases office space (3400 square feet), from Springhouse Investments, LLC, an entity related to the majority shareholder of the Company, under a non-cancellable operating lease which provides for monthly lease payments of $2,361. This lease commenced on March 1, 2014 and expires on February 28, 2029. In addition, as a condition of the lease, the Compoany is required to pay certain association dues and capital charges currently amounting to an additional $2,848 per month. Rent expense under this lease, including all costs noted above, amounted to $52,087 for the year ended 12/31/14.

The future minimum lease payments required by the current office lease are as follows:

Year ending December 31		
2015	$	62,504
2016		62,504
2017		70,132
2018		54,132
2019		54,132
Thereafter		496,210
	$	799,614

The Company leased furniture and office equipment along with corporate office relocation expenses from TransMark Association, Inc., a corporation related to a shareholder of the Company, under two cancellable leases. The first lease, which was entered into November 2009, provides for monthly payments of $1,785 through March 2014. Payments under this lease amounted to $5,355 in 2014. The second lease, which was entered into December 2010, provides for monthly payments of $287 through March 2014. Payments under this lease amounted to $862 in 2014.

Finally, the Company leases certain office equipment under an operating lease which is renewed on an annual basis. Total rent expense under this lease amounted to $1,999 for the year ended December 31, 2014.

I. Fixed Assets

Fixed assets, recorded at cost, at 12/31/14 consist of the following:

Furniture and Fixtures	$	19,276
Computers		16,838
Building Improvements		4,340
		40,454
Less accumulated depreciation		4,184
	$	36,270

Supplementary Information

Harvest Financial Corporation

Computations of Net Capital
and Aggregate Indebtedness

Year Ended
December 31, 2014

Net Capital:		
Total stockholders' equity	$	120,711
Deductions:		
Prepaid expenses		26,835
Fixed assets		36,270
Receivables from non-customers		0
Deferred tax asset		15,500
Total non-allowable assets		78,605
Net Capital		42,106
Net Capital Requirements		6,305
Net Capital in Excess of Minimum Requirements	$	35,801
Aggregate Indebtedness	$	94,582
Ratio of Aggregate Indebtedness to Net Capital		2.25

See Report of Independent
Registered Public Accounting Firm.

Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:

Net Capital Per Audit Report	$	42,106
Audit Adjustments		0
Changes to Non-Allowable Assets: Deferred tax asset		(600)
Net Capital Per Broker/Dealer's Unaudited Part II	$	41,506

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Harvest Financial Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harvest Financial Corporation claimed an exemption from 17 C.F.R § 240.15c3-3:(k)(2)(ii) - (the "exemption provisions") and (2) Harvest Financial Corporation stated that Harvest Financial Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Harvest Financial Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harvest Financial Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Damratoski & Company PC

Damratoski & Company PC
Certified Public Accountants

February 24, 2015

HARVEST
Financial Corporation
Investments / Securities
Member FINRA / SIPC

1600 Benedum-Trees Building
223 Fourth Avenue
Pittsburgh, PA 15222
(412) 391-1466
1-800-837-1466
(412) 391-1406 Fax

Harvest Financial Corporation

Statement of Exemption from
SEC Rule 15c3-3(k)(2)(ii)

Harvest Financial Corporation is a non-clearing (fully disclosed) broker-dealer and does not carry accounts of customers on its books and therefore claims exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).

Harvest Financial Corporation met the described exemption provisions in 15c3-3(k) throughout the most recent fiscal year, ending December 31, 2014, without exception.

Frank D. Ruscetti
President

Downtown Pittsburgh South Hills Fox Chapel Area

www.harvest-financial.com

Damratoski & Company PC
Certified Public Accountants

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel (412) 257-2882
Fax (412) 257-2888
www.damratoski.com

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Harvest Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Harvest Financial Corporation's compliance with the applicable instructions of Form SIPC-7. Harvest Financial Corporation's management is responsible for Harvest Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

February 24, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*********1665********************MIXED AADC 220
026037 FINRA DEC
HARVEST FINANCIAL CORPORATION
1600 BENEDUM-TREES BLDG 223 4TH AVE
PITTSBURGH PA 15222

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

FRANK D RUSCETTI 412-391-1466

2. A. General Assessment (item 2e from page 2) $ 360.02

B. Less payment made with SIPC-6 filed (exclude interest) (178.48)

7/29/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 181.54

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 181.54

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 181.54

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HARVEST FINANCIAL CORP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 30th day of JAN , 2015 .

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,370,891
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,173,751
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	11,133
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	42,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,226,884
2d. SIPC Net Operating Revenues	$ 144,007
2e. General Assessment @ .0025	$ 360.02
	(to page 1, line 2.A.)